Mail Stop 3561

February 23, 2010

Ms. Rosalinda Ritualo
Chief Executive Officer
Granto, Inc.
137 4<sup>th</sup> Street
Riverside Vill. Sta Lucia
Pasig City, the Philippines

> **Re:  Granto, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2009**
> **File No. 333-150388**

Dear Ms. Ritualo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,


Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services